Sun Life Financial completes perpetual Preferred Share issue

TORONTO (October 10, 2006) — Sun Life Financial Inc. (TSX, NYSE: SLF) announces the successful completion of a domestic public offering of $300 million of Class A Non-Cumulative Preferred Shares Series 4 (the “Preferred Shares”) at $25 per share yielding 4.45% annually.

The Preferred Shares are perpetual preferred shares, and were issued under a prospectus supplement dated October 2, 2006, which was issued pursuant to a short form base shelf prospectus dated November 4, 2005. Copies of those documents are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Toronto Stock Exchange has conditionally approved the listing of the Preferred Shares under the ticker symbol SLF.PR.D.

The Preferred Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of CDN $374 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	Investor Relations Contact:

Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
519-888-3160	416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com